SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2013
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON OCTOBER 29TH, 2013

DATE, TIME AND PLACE: On October 29th, 2013, at 14:30pm, at the head offices of TIM Participações S.A. (“Company”), located in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors of the Company was held at the date, time and place above mentioned, in the presence of Messrs. Adhemar Gabriel Bahadian, Francesca Petralia, Franco Bertone, Manoel Horacio Francisco da Silva, Oscar Cicchetti, Patrizio Graziani, Piergiorgio Peluso and Rodrigo Modesto de Abreu, either in person or by means of audio or video conference, as provided in paragraph 2, Article 25 of the Company’s By-laws. Justified absence of Mr. Maílson Ferreira da Nóbrega. The meeting was also attended by Mr. Alberto Emmanuel Whitaker, Chairman of the Statuory Audit Committee; Mr. Andrea Costa, representative of PricewaterhouseCoopers (“PwC”), Company’s external auditors, and Mr. Jaques Horn, Legal Officer and Secretary.

BOARD: Mr. Franco Bertone – Chairman and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge about the Quarterly Information Report (“ITRs”) of the Company, of the Third Quarter, dated as of September 30th., 2013; (2) To discuss and align the strategic plan for 2014; (3) to acknowledge about the activities carried out by the Control and Risk Committee; (4) To resolve on the loan agreement with the KfW and KfW IPEX – Bank GmbH institutions, having as borrower TIM Celular S.A., Company’s wholly-owned subsidiary, and the Company as guarantor; (5) To resolve on the loan operation to be entered into between TIM Celular S.A., Company’s wholly-owned subsidiary, and National Bank for Economic and Social Development – BNDES, to finance part of the CAPEX for 2014 to 2016; (6) To opine about the proposal of Company’s By-laws’ reform to submit to the Extraordinary Shareholders Meeting; (7) To resolve on the convening of an Extraordinary Shareholders Meeting of the Company to resolve on the By-laws’ reform proposal; and (8) Other matters of general interest of the Company.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda and in accordance with the related material, which shall be filed at the Company’s head offices, the Board Members, by unanimous decision of the presents and with the expressed abstention of the legally restricted, registered their decisions, as follows:

(1) To acknowledge about the ITRs of the third quarter of 2013, dated as of September 30th, 2013, based on the information provided by the Company administration, by the independent auditors, PwC, and in accordance with the favorable opinion issued by the Statutory Audit Committee. The report was subject to a limited revision by the independent auditors of the Company, PwC. All in accordance with the presentation performed by Messrs. Rogério Tostes Lima, Investors Relations Officer and with the material filed at the Company's head offices.

(2) To acknowledge about the preliminary guideline of the Company and its subsidiaries, for the years of 2014-2016 Plan, accordance with the presentation made by Messrs. Rodrigo Modesto de Abreu, chief Executive Officer, and Claudio Zezza, Chief Financial Officer.

(3) To acknowledge about the activities carried out by the Control and Risk Committee, at its meeting held on October 28th, 2013, as reported by the Chairman of the Committee.

(4) To approve the loan agreement to be entered into between Bank KfW IPEX - Bank GmbH, or simply KFW, and TIM Celular S.A. (“TCEL”), a wholly owned subsidiary of the Company, in the total amount of one hundred million US Dollars (USD 100,000,000.00), with nine months disposal draft, counted from the execution of the agreement, and with the following conditions: (i) cost equal to the London Interbank Offered Rate ("LIBOR") +1.40% (one point forty percent) per year; (ii) Up-front fee of 0.15% (zero point fifteen percent); (iii) Commitment Fee of 0.30% (zero point thirty percent); and (iv) amortization period of five years with payments of principal and interest semiannually. To approve the related SWAP contract for protection purposes, at a cost of up to 110% (one hundred and ten percent) of the Interbank Deposit Certificate ("CDI"). Due to the execution of this agreement, the Board also approved the provision of a guarantee by the Company, as a guarantee of the operation. In this way, the members of the Statutory Board of Officers and/or the attorneys-in-fact of the Company and TCEL, the last one after the resolution of their competent corporate bodies, are authorized to practice all acts and take all necessary and mandatory measures to the execution of the agreements or authorization terms related to the operations above. Everything in accordance with the presentation made by Mr. Claudio Zezza, Chief Financial Officer, and the material provided and filed at the Company's head offices.

(5) To approve the Loan Agreement to be entered into between the National Bank for Economic and Social Development ("BNDES") and TIM Celular SA ("TCEL"), a wholly owned subsidiary of the Company, to finance TCEL’s investments for the years 2014 to 2016 (CAPEX 2014/2016). The agreement’s credit value is up to five billion and seven hundred million Reais (R$5,700,000,000.00) of which: (i) Tranche "A" in the amount of two billion, four hundred and one million, six hundred thousand Reais (R$2,401,600,000.00), to the cost Interest Rate Long Term ("TJLP") + 2.52% p.a. (two point fifty two percent per annum); (ii) Tranche "B" in the amount of six hundred million and four hundred thousand Reais (R$600,400,000.00),to the cost of the Special Settlement and Custody ("SELIC") +2.52% p.a. (two point fifty two percent per annum); (iii) Tranche "C" in the amount of two billion, thirty-six million Reais (R$2,036,000,000.00), to the cost of SELIC +2.52% p.a. (two point fifty two percent per annum); (iv) Tranche "D" in the amount of four hundred twenty-eight million Reais (R$428,000,000.00) to the cost of 3.50% p.a. (three point fifty percent per annum); (v) Tranche "E" in the amount of one hundred eighty-nine million Reais (R$189,000,000.00), to the cost of TJLP +1.42% p.a. (one point forty two percent per annum); and (vi) Tranche "F" in the amount of forty five million Reais (R$45,000,000.00), to the cost of TJLP. Due to the execution of this agreement, the Board also approved: (i) the commitment of the receivable accounts of TCEL, paid by its consumers for the provision of telecommunications services, in favor of BNDES, through the execution of the 5th amendment to the "Receivables Assignment and Other Provisions”; (ii) the Company’s guarantee of this loan agreement; and (iii) the execution of a SWAP’s agreement of TJLP to CDI, at anytime during the agreement’s effectiveness, in hedging purposes (Hedge) against the risk of interest rate. In this way, the members of the Statutory Board of Officers and/or the attorneys-in-fact of the Company and TCEL, the last one after the resolution of their competent corporate bodies, are authorized to practice all acts and take all necessary and mandatory measures to the execution of the agreements or authorization terms related to the operations above. Everything in accordance with the presentation made by Mr. Claudio Zezza, Chief Financial Officer, and the material provided and filed at the Company's head offices.

(6) To opine favorably on the proposed amendment of the Bylaws of the Company and to approve the submission of this proposal to the Extraordinary General Meeting of the Company;

(7) To approve the convening of an Extraordinary General Meeting of the Company to deliberate on the following proposed amendment and consolidation of the Company’s Bylaws;

(8) No other matter was discussed by the Board Members.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the attendees Board Members: Messrs. Franco Bertone,  Adhemar Gabriel Bahadian, Francesca Petralia, Manoel Horacio Francisco da Silva, Oscar Cicchetti, Patrizio Graziani, Piergiorgio Peluso and Rodrigo Modesto de Abreu.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro, October 29th, 2013.

JAQUES HORN
Secretary and Legal Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: Octoberr 29, 2013	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.